Exhibit 10.2

2012 Target Bonus Awards

	2012 Target Bonus
Name and Title	Percentage of 2012 Base Salary	Total Target Bonus
Charles J. Link, Jr., M.D. Chairman of the Board and Chief Executive and Scientific Officer	55%	$283,250
Nicholas N. Vahanian, M.D. President and Chief Medical Officer	45%	$180,000
Gordon H. Link, Jr. Chief Financial Officer	35%	$97,405
Kenneth Lynn Executive Vice President of Business Development	30%	$81,240
W. Jay Ramsey, M.D., Ph.D. Quality Assurance Officer	30%	$81,870